Christopher Carroll Senior Vice President and Chief Accounting Officer Interpublic Group 909 Third Avenue New York, NY 10022 www.interpublic.com (212) 704-1200

FOIA CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC. PURSUANT TO RULE 83
CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS LETTER. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK "[***]".
January 18, 2018
Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:    The Interpublic Group of Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 21, 2017
File No. 001-06686
Dear Mr. Spirgel:
During a conference call on January 4, 2018, the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided certain additional comments to the comment response letter filed with the Staff on December 15, 2017 related to the Annual Report on Form 10-K of The Interpublic Group of Companies, Inc. (the “Company,” “Interpublic” or “we”) for the year ended December 31, 2016 filed on February 21, 2017. This letter sets forth our response to the first and third additional comments provided by the Staff. As also discussed on the conference call with the Staff, we will provide a response to the second additional comment separately.
Because of the confidential nature of information contained herein, this submission includes a request for confidential treatment for selected portions of this letter, as indicated by [***], with respect to the Freedom of Information Act (“FOIA”). We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”). A complete version of the response letter has been separately filed with the Staff.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 1

Mr. Larry Spirgel
United States Securities and Exchange Commission

Please promptly inform the Company of any request for disclosure of the confidential portions herein made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #1

1.	Please provide the operating margin percentages for [***] for the past 5 years and any data available for 2017.
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #1 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #2
As previously communicated to the Staff, similar to all of our other networks in the IAN segment, [***] agencies offer a broad suite of services with differing levels of capability. The Company does not have readily available or reliable financial information by service offering due to the integrated nature of our services. In this regard, we have analyzed each of the agencies within [***] and, although our agencies offer integrated services, the percentage of operating margins derived from those [***] agencies that predominantly offer [***] services, including certain unallocated [***] overhead are presented in the following table:
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #2 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #3

Year	Operating Margin %
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #3 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 2

Mr. Larry Spirgel
United States Securities and Exchange Commission

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #4
[***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #4 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #5

3.	Please provide information similar to what was provided in comment 2 for [***].
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #5 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.
As we have noted previously to the Staff, the Company does not aggregate revenue by discipline. Due to the significant integration of services at the networks requested, providing such information would require a full review of all individual client contracts and development of new analyses for all periods requested. Given the scope of this request and the time and effort needed to prepare the information, which is not currently utilized by the Company’s management, it is not economically feasible and would be impractical for the Company to prepare such information.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 3

Mr. Larry Spirgel
United States Securities and Exchange Commission

* * *
If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 704-1430.
Sincerely,
/s/ Christopher Carroll
Christopher Carroll
Senior Vice President,
Controller and Chief Accounting Officer

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 4